Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1                                                            Name and Address of Company

IMRIS Inc. (the “Company”)

100 - 1370 Sony Place

Winnipeg, Manitoba

Canada, R3T 1N5

Item 2                                                            Date of Material Change

November 19, 2010

Item 3                                                            News Release

News release attached as Schedule “A” was disseminated on November 19, 2010 via Canada NewsWire.

Item 4                                                            Summary of Material Change

On November 19, 2010, the Company announced that it has commenced trading on the NASDAQ Global Market under the symbol “IMRS”.  The Company’s shares are now dual listed on the Toronto Stock Exchange and the NASDAQ Global Market.

As well, the Company noted that the terms of the previously announced public offering of treasury and secondary shares had been revised.  The offering will now consist of an aggregate of 11,000,000 common shares -10,500,000 from treasury and 500,000 from a selling shareholder.  The shares will be offered at US$5.00 per share.  The offering is expected to close on November 24, 2010.

Item 5                                                            Full Description of Material Change

5.1                               Full Description of Material Change

See news release attached hereto as Schedule “A” dated November 19, 2010.

5.2                               Disclosure for Restructuring Transactions

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                                                            Omitted Information

N/A.

Item 8                                                            Executive Officer

Name of Executive Officer:	Kelly McNeill

Title:	Executive Vice President Finance & CFO

Telephone Number:	(204) 480-7090

Item 9                                                            Date of Report

November 25, 2010

EXHIBIT “A’

TO MATERIAL CHANGE REPORT

IMRIS Commences Trading on NASDAQ

Winnipeg, Manitoba, November 19, 2010 — IMRIS Inc. (TSX: IM; NASDAQ: IMRS) (“IMRIS” or the “Company”) announced today that its common shares have commenced trading on the NASDAQ Global Market under the symbol “IMRS”.  IMRIS’ common shares are dual listed on the Toronto Stock Exchange and the NASDAQ Global Market.

In addition, IMRIS announced today the terms of its previously announced public offering of its common shares (the “Offering”).  In connection with the Offering, IMRIS and a certain selling shareholder will sell 11,000,000 common shares at a public offering price of US$5.00 per share.

Of the common shares being sold in the Offering, 10,500,000 common shares will be sold by the Company and 500,000 common shares will be sold by a selling shareholder, resulting in aggregate gross proceeds to IMRIS of US$52,500,000.

In addition, IMRIS has granted the underwriters an option to purchase up to an additional 1,650,000 common shares at the public offering price to cover any over-allotments, exercisable during the period ending 30 days from the closing of the Offering. The Offering is expected to close on or about November 24, 2010.

Canaccord Genuity and Lazard Capital Markets LLC are joint book-running managers for the Offering.  Wedbush PacGrow Life Sciences, GMP Securities L.P., RBC Capital Markets, Paradigm Capital Inc. and Versant Partners Inc. are acting as co-managers.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

The Offering is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange.  Listing of the common shares to be sold in the Offering on NASDAQ is subject to IMRIS fulfilling all applicable listing requirements.

A written prospectus relating to the Offering may be obtained in Canada from Canaccord Genuity Corp., Attention: Jennifer Leung, 161 Bay Street, Suite 3000, Toronto Ontario M5J 2S1 (Tel: 416-869-7708), or in the United States from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110 (Tel: 617-371-3900), or from Lazard Capital Markets LLC, Attention: Syndicate Department, 30 Rockefeller Plaza, 60th Floor, New York, NY 10020 (Tel: 800-542-0970).

ABOUT IMRIS

IMRIS is a global leader in providing image guided therapy solutions. These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures.  The Company’s systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

Forward-Looking Statements

This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding the expected closing date and the anticipated use of proceeds of the Offering. These statements are based upon assumptions that the Offering will be successfully completed on the terms described above..  There can be no assurance that IMRIS will complete the proposed Offering. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements.  Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s short form prospectus and the registration statement on Form F-10 related to the Offering, the Company’s Annual Information Form in respect of the year ended December 31, 2009 and the Risks and Uncertainties disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2009. Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms.  Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and Administration and Chief Financial Officer IMRIS Inc.	Director Investor Relations & Corporate Communications IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com